Christian T. Greco

Vice President

and Assistant General Counsel

Legal Department

September 7, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Max A. Webb, Julie Bell and Rolaine Bancroft

Re:

J.P. Morgan Mortgage Acquisition Trust 2006-NC2

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 333-130192-17

Dear Mr. Webb, Ms. Bell and Ms. Bancroft:

On April 2, 2007 (the “Submission Date”), J.P. Morgan Mortgage Acquisition Trust 2006-NC2 (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) its Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).  On July 31, 2007, we received a letter containing your comments (the “Comments”) to the Form 10-K, to the Form 10-D Delinquency Reports and to a certain Form 8-K filed on September 7, 2006.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments, and attached hereto is an amended Form 10-K (the “Proposed Form 10-K/A”) in blackline format marked to show changes against the Form 10-K filed on the Submission Date.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.

JPMorgan Chase & Co.  -  NY1-K775, 270 Park Avenue – 40th Floor, New York, NY  10017-2014

Telephone:  212 270 5910  -  Facsimile:  212 270 7481

christian.t.greco@jpmchase.com

Form 10-K

Item 1115(b) Certain Derivative Instruments

1.

Comment:  Please revise the response to this item to indicate that the significance percentage for the interest rate swap is less than 10%.  The answer “none” seems to indicate that there are no derivative instruments.

Response:  The Proposed Form 10-K/A has been revised to indicate that the significance percentage for the interest rate swap is less than 10%.

Item 1122 Compliance with Applicable Servicing Criteria

2.

Comment:  We note that the assessment report prepared by JPMorgan Chase Bank, National Association and the related attestation report, filed as exhibits 33.4 and 34.4 respectively, identify material instances of noncompliance with the servicing criteria in 1122(d)(3)(i) and 1122(d)(3)(ii).  Please revise to identify the material instances of noncompliance in the body of the Form 10-K.  Also, provide more detail regarding what information was omitted or provided in error, whether you have corrected, and whether the cause for noncompliance has been corrected.  Otherwise, if the material instances of noncompliance do not apply to the issuing entity, please indicate that here.  See Item 1122(c)of Regulation AB .

Response: The Proposed Form 10-K/A has been revised to identify the material instances of noncompliance reported by JPMorgan Chase Bank, National Association, as Securities Administrator, in its attestation report, and indicates that the material instances of noncompliance reported do not apply to the Issuing Entity.

Signatures

3.

Comment:  Please revise the signature block of your Form 10-K to clearly indicate that Mr. Bernard is the senior officer in charge of securitization of the depositor.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification.  See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Response: The Proposed Form 10-K/A and the related Section 302 certification (Exhibit 31.1) have been revised to indicate that Mr. Bernard is the senior officer in charge of securitization for J.P. Morgan Acceptance Corporation I.

Exhibits

4.

Comment:  The exhibits, as currently filed, are attached to Form 10-K.  This is also true for each of the Form 10-Ds.  Please separately file the exhibits on EDGAR with a proper tag for each respective exhibit.

Response:  We intend, upon completion of the comment process and approval by the Commission of the Proposed Form 10-K/A, to separately file the exhibits for the Proposed Form 10-K/A on EDGAR with proper tags for the respective exhibits.  We have also notified all of the Securities Administrators, Trustees and Master Servicers on the J.P. Morgan Acceptance Corporation I transactions that the exhibits filed with the Form 10-Ds must be filed separately on EDGAR with proper tags for the respective exhibits.

Exhibit 31.1 – Section 302 Certification

5.

Comment:  Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.  In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements in all material respects.

Response:  The Section 302 Certification, Exhibit 31.1 to the Proposed Form 10-K/A has been revised to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.

6.

Comment:  Furthermore, please revise your closing paragraph to name the Trustee, Servicer and Securities Administrator.

Response:  The Section 302 Certification, Exhibit 31.1 to the Proposed Form 10-K/A has been revised to provide the names of the Trustee, Servicer and Securities Administrator.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33.2

7.

Comment:  Please revise to state that the party has policies and procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor.  Also state that each vendor is not a “servicer” as defined in Item 1101(j) of Regulation AB.  Refer to Regulation AB Telephone Interpretation 17.06.

Response:  Exhibit 33.2 to the Proposed Form 10-K/A has been revised to state that (i) JPMorgan Chase Bank, National Association, as Servicer, has policies and procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor and (ii) each vendor is not a “servicer” as defined in Item 1101(j) of Regulation AB.  Please see footnote 9 of Appendix A of Exhibit 33.2 to the Proposed Form 10-K/A.

Form 10-Ds – Delinquency Reports

8.

Comment:  Page S-81 of the 424 prospectus filed on August 21, 2006 states that the securities administrator will establish a Net WAC Reserve Fund from which payments of Net WAC Rate Carryover Amounts on the certificates will be made.  Please include information on the Net WAC Reserve Fund in the Form 10-D or tell us for why such information was omitted.

Response:  The Securities Administrator, on the Form 10-D Delinquency Reports, has listed the information related to the Net WAC Reserve Fund under the title “Basis Risk Reserve Fund.”  “Net WAC Reserve Fund” and “Basis Risk Reserve Fund” are considered interchangeable terms for purposes of describing such an account.

Form 8-K Filed on September 7, 2006

9.

Comment:  Please advise as to why the Swap Confirmation, Swap Schedule and ISDA Master Agreement were not filed by Form 8-K until January 17, 2007 even though they were executed on August 23, 2006.

Response:  The omission of the Swap Confirmation, Swap Schedule and ISDA Master Agreement from the Form 8-K filed September 7, 2006 was due to an oversight.  The omitted documents were filed upon discovery of this omission and we have implemented procedures to avoid this omission in the future.

Other

10.

Comment: Please advise as to why a Form 8-K was not filed when The Bank of New York began performing certain activities as securities administrator for the issuing entity on and after October 1, 2006.  Refer to Item 6.02 of Form 8-K.

Response:  We were advised by counsel to the Securities Administrator, at the time of the acquisition by The Bank of New York of portions of JPMorgan Chase Bank, National Association’s (“JPMorgan”) corporate trust business, that, although JPMorgan transferred select portions of its corporate trust business to The Bank of New York during the calendar year 2006 and The Bank of New York commenced performing certain servicing activities on behalf of JPMorgan during that calendar year, JPMorgan did not resign, was not removed, was not replaced and was not substituted for, as Securities Administrator with respect to the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 during calendar year 2006.  As a result, a Form 8-K was not required to be filed during that calendar year.  We were subsequently informed by counsel to the Securities Administrator that JPMorgan resigned, and The Bank of New York was appointed, as Securities Administrator with respect to the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 in early 2007.  J.P. Morgan Mortgage Acquisition Trust 2006-NC2 filed a Form 15 Notice of Suspension of Duty to File Reports Under Section 15(d) of the Securities Exchange Act of 1934 on January 25, 2007, and, as a result, was not obligated to file a Form 8-K for purposes of JPMorgan’s resignation, and The Bank of New York’s appointment, as Securities Administrator in the calendar year 2007.

For purposes of these Responses to the Comments, J.P. Morgan Acceptance Corporation I acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; that Commission comments, or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and, J.P. Morgan Acceptance Corporation I may not assert the Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments please contact me at (212) 270-5910 or via e-mail at christian.t.greco@jpmchase.com.

Sincerely,

/s/ Christian T. Greco

Christian T. Greco

cc:

Mr. Brian Bernard

Ms. Bianca Russo